Exhibit 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
MIND Software SRL	Romania
MIND Software, Inc.	Delaware
MIND Software Limited	United Kingdom
MIND CTI GmbH	Germany
Message Mobile GmbH	Germany